Exhibit 99.1

COMPANY ANNOUNCEMENT

TORM plc – Notice of and Complete Proposals for the Annual General Meeting 2026
Reference is made to TORM plc’s (Nasdaq ticker: TRMD or TRMD A) company announcement dated 5 March 2026. Please find enclosed formal notice of, and full details of the business to be proposed at, the Annual General Meeting (“AGM”) of TORM plc to be held at noon (London time) on Wednesday, 15 April 2026.
Contacts
Christopher Everard, General Manager, Tel.: +44 7920 494 853
Mikael Bo Larsen, Head of Investor Relations, Tel.: +45 5143 8002
Joakim Nørholm Vasehus, Head of Communication, Tel.: +45 3037 9012
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.
Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS DETAILS OF PROPOSALS RELATING TO TORM plc (THE “COMPANY”) ON WHICH YOU ARE BEING ASKED TO VOTE.

If you are in any doubt about the contents of this Circular or as to the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent professional adviser duly authorized pursuant to the Financial Services and Markets Act 2000 (as amended) if you are in the United Kingdom, or from another appropriately authorized independent financial adviser if you are outside the United Kingdom.
If you sell or transfer or have sold or otherwise transferred all of your A-shares in the capital of the Company, please forward this Circular and any accompanying document(s), as soon as possible, to the purchaser, transferee or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. If you sell or have sold or otherwise transferred only part of your holding of A-shares, you should retain these documents.
The distribution of this document and any accompanying document(s) into jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document and any accompanying document(s) come should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of securities laws of any such jurisdiction.
TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 1 of 12

TORM plc

(Incorporated in England and Wales with registered number 09818726)

Proposed General Authority for Off-Market Share Purchases and Notice of Annual General Meeting

This Circular should be read in its entirety. Your attention is drawn to the letter from the Chairman of Torm set out in Part I of this document, in which the Directors recommend that you vote in favor of each of the Resolutions set out in the formal notice of annual general meeting (the “AGM”) referred to below.
Notice of the AGM of the Company to be held at the Company’s registered office at 120 Cannon Street, London, EC4N 6AS, United Kingdom on 15 April 2026 at 12:00 noon (BST) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid, the Form of Proxy must be completed, signed and returned, in accordance with the instructions printed thereon, to the Company’s registered office as soon as possible and, in any event, so as to arrive no later than 06:00 p.m. (BST) on 13 April 2026. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM, should they subsequently wish to do so.
Shareholders have the option to dial in to the AGM via the Q4 Platform, rather than attending in person, and to vote on all of the Resolutions in advance of the AGM by completing and returning their Form of Proxy. Shareholders have the option to appoint the Chairman of the AGM or any named individual to act as their proxy to ensure that their votes are duly cast on the Resolutions.
YOU ARE REQUESTED TO COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN AND PRINTED THEREON.
Your attention is drawn to the section entitled “Action to be taken by Shareholders and availability of documents” on page 6 of this Circular. Certain defined terms used throughout this Circular are set out on page 8 to 9 herein.
This Circular will be made available for download from the Company’s website at www.torm.com.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 2 of 12

PART I
Letter from the Chair of TORM plc

TORM plc

(Incorporated in England and Wales with registered number 09818726)
Directors:

Simon Mackenzie Smith (Non-Executive Chairman)
Christopher Helmut Boehringer (Non-Executive Director)

Jacob Balslev Meldgaard (Executive Director and Chief Executive Officer)
Annette Malm Justad (Non-Executive Director)
Pär Göran Trapp (Non-Executive Director)
Registered Office: 120 Cannon Street London EC4N 6AS United Kingdom

5 March 2026

To Shareholders and, for information purposes only, to holders of restricted share units
Dear Shareholder,
PROPOSED GENERAL AUTHORITY FOR OFF-MARKET SHARE PURCHASES AND NOTICE OF ANNUAL GENERAL MEETING
1. Introduction
I am writing in connection with the Resolutions to be proposed at the forthcoming AGM of TORM plc (“TORM” or the "Company") to be held at 12:00 noon (BST) on Wednesday, 15 April 2026 at the Company’s offices at 120 Cannon Street, London EC4N 6AS, United Kingdom. Your attention is drawn to the recommendations of the Directors as set out in paragraph 7 of this letter.
In particular, I am writing to provide you with details of the proposed off-market purchase of certain existing A-shares (the “Share Buyback”).
The Directors have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material aspects, and that there are no material facts, the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
The Definitions section on pages 8 to 9 contains definitions of certain words and terms used throughout this Circular. Accordingly, please refer to this section as you review this Circular, as necessary.

2. Proposed Share Buybacks
Background to and reasons for the proposed Share Buybacks
Resolutions 11 and 12 are proposed in order to permit the Company to buy back up to a maximum aggregate number of 10,000,000 A-shares, being approximately 9.87 per cent. of the Company’s existing issued share capital of 101,332,707 A-shares as at the Latest Practicable Date and, as a result, either hold the A-shares bought back in treasury or cancel them to reduce its share capital. These are being proposed as two separate Resolutions as the Company’s A-shares are held through two different registered members and the holders of the relevant shares that are or that are intended may be the subject of proposed off-market purchases (being, in each case, the relevant registered member) are not permitted to vote such shares (and any Resolution that would not have been approved but for such shares being voted would be invalid).
Resolution 11 would allow the Company to buy back its own A-shares that are traded on Nasdaq Copenhagen and on Nasdaq in New York and held by Cede & Co as the registered member. Authority is being sought for the Company to purchase a maximum aggregate number of 10,000,000 A-shares (being approximately 9.87 per cent. of the Company’s existing issued share capital as at the date of this Circular), less any A-shares bought back pursuant to Resolution 12.
Resolution 12 would allow the Company to buy back its own A-shares that are not currently traded on Nasdaq in Copenhagen or Nasdaq in New York and which are held by Computershare DR Nominees Limited as the registered member (and beneficially held by OCM Njord). Authority is therefore being sought for the Company to purchase a maximum aggregate number of 7,500,000 A-shares (being approximately 7.4 per cent. of the Company’s existing issued share capital as at the date of this Circular), less any A-shares exceeding 2,500,000 A-shares bought back pursuant to Resolution 11.
The total number of buybacks under resolutions 11 and 12 cannot exceed 10,000,000 A-shares in aggregate, being 9.87 per cent of the Company’s existing issued share capital as at the date of this Circular. The authorization under Resolution 12 for Share buybacks under Buyback Contract B for A-shares held by CDRNL (in respect of which OCM Njord is beneficial owner) has been set at 75% of the number of A-shares that may be bought back in aggregate under both Buyback Contract A and Buyback Contract B because the price for buybacks under Buyback Contract B is set by the price achieved in the same trading period, and therefore always dependent on buybacks being made in that trading period, under Buyback Contract A. Therefore, if the aggregate authority of 10,000,000 A-shares were to be fully used by buybacks of 2,500,000 A-shares under Resolution 11 and 7,500,000 A-shares under Resolution 12, this would mean a ratio of 1 A-share bought back on Nasdaq in Copenhagen or Nasdaq in New York under Buyback Contract A for every 3 A-shares bought back from OCM Njord under Buyback Contract B. However, there is no fixed ratio for buybacks as between Buyback Contract A and Buyback Contract B in any trading period or otherwise, so that the actual ratio is likely to differ from that 1:3 ratio in any trading period and across all trading periods. Further, OCM Njord will not be obliged to participate in such buyback(s) in any specified proportion or at all, so that the actual number of A-shares bought back under Resolution 12/Buyback Contract B in any trading period may substantially exceed or fall below the number of A-shares bought back under Resolution 11/Buyback Contract A in that trading period, subject always to the maximum of 7,500,000 A-shares that may be bought back under Resolution 12/Buyback Contract B.
In the case of each of Resolution 11 and Resolution 12 the buybacks are proposed to be effected via an off-market purchase (as defined in Section 693(2) of the Companies Act) using the prescribed method set out in the Companies Act.
By way of background, the buyback resolution approved by Shareholders at the Company’s AGM held on 11 April 2024 (the “AGM 2024 Buyback Resolution”) permitted the Company to buy back its A-shares by way of market purchases on recognized investment exchanges pursuant to section 693(4) of the Companies Act, but excluding overseas exchanges. As Nasdaq in Copenhagen and Nasdaq in New York are overseas exchanges, buybacks conducted on these markets do not qualify as market purchases under the Companies Act (and the AGM 2024 Buyback Resolution does not authorize off-market purchases). Accordingly, Shareholder approval for the Company to undertake off-market purchases is now being sought pursuant to Resolutions 11 and 12 to enable buybacks of A-shares on these exchanges, as well as of the A-shares held by Computershare DR Nominees Limited as the registered member (and beneficially held by OCM Njord) that are not traded on those exchanges, in substitution for the AGM 2024 Buyback Resolution.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 3 of 12

The Directors regard the ability to repurchase existing issued A-shares, in suitable circumstances, to be an important part of the financial management of the Company and therefore consider it desirable to obtain the authority to make purchases by way of off-market purchases under Resolutions 11 and 12. The Directors intend that the Company will only repurchase A-shares under these authorities if, at the relevant time and in light of the then prevailing market conditions, they consider that it would be in the best interests of the Company and its Shareholders generally (including, without limitation, where this is anticipated to increase earnings per share), and only if the Company has sufficient distributable reserves available.
Such intended buybacks can only be made using a buyback contract, the terms of which must be approved by Shareholders in accordance with Section 694 of the Companies Act. The Company is therefore seeking approval of the terms and form of Buyback Contract A and Buyback Contract B, respectively, in relation to Resolution 11 and Resolution 12 respectively.  The Buyback Contracts are proposed to be entered into with (i) in the case of purchases of A-shares (or interests representing them) traded on Nasdaq in Copenhagen and Nasdaq in New York and held through Cede & Co as the registered member, the Bank, which, acting as principal, will purchase the relevant A-shares (or interests representing them) on such markets and on-sell them to the Company pursuant to Buyback Contract A and (ii) in the case of A-shares (or interests representing them) held through Computershare DR Nominees Limited as the registered member, OCM Njord (as beneficial owner).
The terms of the Buyback Contracts concerned are broadly similar, save to reflect details of (i) the seller, being the Bank for A-shares traded on Nasdaq in Copenhagen and Nasdaq in New York and OCM Njord for A-shares beneficially held by it, (ii) the registered member that holds the relevant A-shares, being Cede & Co for A-shares traded on Nasdaq in Copenhagen and Nasdaq in New York, and Computershare DR Nominees Limited for A-shares not traded on those markets and held beneficially by OCM Njord, and (iii) the Bank being entitled to act as agent for the Company under Buyback Contract B. Details of the price and number of A-shares to be purchased pursuant to the Buyback Contracts will be determined at the time of execution (with the maximum quantities being those authorized under Resolutions 11 and 12). The minimum price, exclusive of expenses, that may be paid for an A-share pursuant to a Buyback Contract is USD0.01 (being the nominal value of an A-share). The maximum price, in each case exclusive of stamp duty, registrar or similar expenses, that can be paid for an A-share is the higher of the price of the last independent trade and the highest current independent bid for an A-share on the trading venues where the purchase is carried out. As noted above, the pricing of the non-traded A-shares held by OCM Njord will be determined in any trading period by reference to the pricing achieved by the Bank for the A-shares traded on Nasdaq in Copenhagen and Nasdaq in New York in that trading period so as to ensure that OCM Njord’s beneficially held A-shares are bought back at the same pricing as the A-shares bought back on Nasdaq in Copenhagen and Nasdaq in New York. As also noted above, OCM Njord will not be obliged to participate in such buyback(s) in the same proportion or at all and buybacks under Buyback Contract B are not limited to any fixed ratio of buybacks under Buyback Contract A.
Although classed as ‘off-market’ purchases for the purposes of the Companies Act, the purchases of A-shares (or interests representing them) by the Bank are expected to constitute on market buybacks on Nasdaq in Copenhagen and Nasdaq in New York under the rules of the relevant trading venue and any purchases of A-shares (or interests representing them) carried out in connection with the buybacks, including purchases of A-shares (or interests representing them) by the Bank will comply with the relevant rules, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended, and Regulation (EU) no. 596/2014 on Market Abuse, as amended, as applicable.
If Resolutions 11 and 12 are passed, the authorities afforded by them will be effective, and the Company may buy back A-shares pursuant to the form of Buyback Contract A and Buyback Contract B, until the end of the Company’s next annual general meeting to be held in 2027 (or 11.59 p.m. (BST) on 15 April 2027, if earlier). In each case, the Company may enter into a Buyback Contract during this period to purchase relevant A-shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase A-shares pursuant to any such contract as if the authority had not ended.
Shareholder Approval
The holders of the A-shares are entitled to receive notice of, attend, speak and vote at the AGM pursuant to the Articles of Association, save that the effect of the Companies Act is that, in counting votes, the number of shares voting in favor which are the subject of the Buyback Contracts (which, in the case of each resolution, will be a maximum of the number of A-shares potentially subject to each Buyback Contract) may not be counted and must be deducted from the total number of votes cast in favor of the relevant Buyback.
Resolutions 11 and 12 are therefore being proposed as ordinary resolutions, which require a majority in favor of the votes cast by the Shareholders attending and voting in person or by proxy in order to be passed (excluding the number of shares which are the subject of the Buyback Contracts, as outlined above).

3. Explanatory notes to the notice of AGM
The following notes explain the proposed Resolutions. Resolutions 1 to 12 are proposed as Ordinary Resolutions. For each of these Resolutions to be passed, more than half of the votes cast by the Shareholders entitled to vote attending and voting in person or by proxy must be in favor of the Resolution (in the case of Resolutions 11 and 12, excluding the number of shares voting in favor which are the subject of the Buyback Contracts as further explained at the end of paragraph 2 under ‘Shareholder Approval’). Resolution 13 is proposed as a special resolution, which requires a majority in favor of at least 75 per cent. of the votes cast by the Shareholders entitled to vote attending and voting in person or by proxy in order to be passed.
Resolution 1: Annual Report and Accounts
The Directors must present the audited annual accounts and the Directors’ and Auditor’s Reports thereon for the financial year ended 31 December 2025. A copy of the Directors’ and Auditor’s Reports and the financial statements is available on the Company’s website (www.torm.com). The Company’s Shareholders will be asked to approve the Directors’ and Auditor’s Reports at the AGM.
Resolutions 2 and 3: Remuneration report and Remuneration Policy
The Company’s Shareholders will be asked to approve the remuneration report and Remuneration Policy in the annual report and accounts at the AGM.
Resolutions 4 and 5: Reappointment and remuneration of the auditors
The Company must appoint auditors at each general meeting at which accounts are presented to Shareholders to hold office until the conclusion of the next such meeting. Resolution 4 seeks Shareholder approval to reappoint Ernst & Young LLP as the Company’s auditors. In accordance with normal practice, Resolution 5 seeks authority for the Company’s Directors to fix the auditor’s remuneration.
Resolutions 6 to 10: Reappointment of Directors
The Company’s Articles of Association require every Director to retire at the end of the first AGM after their appointment and at each subsequent AGM. Simon Mackenzie Smith, Christopher H. Boehringer, Annette Malm Justad, Pär Göran Trapp and Jacob Meldgaard are standing for reappointment in accordance with these provisions.  The biographical details of all Directors can be found on the Company’s website at https://www.torm.com/about/leadership/board-of-directors/default.aspx.
Resolution 11: Off-Market Purchases (Buyback Contract A)
As outlined above, this is an ordinary resolution to authorize limited off-market purchases of the Company’s A-shares. This authority is limited to a maximum aggregate number of 10,000,000 A-shares in respect of Buyback Contract A, less any A-shares bought back pursuant to Buyback Contract B.
Resolution 12: Off-Market Purchases (Buyback Contract B)
As outlined above, this is an ordinary resolution to authorize limited off-market purchases of the Company’s A-shares. This authority is limited to a maximum aggregate number of 7,500,000 A-shares in respect of Buyback Contract B, less any A-shares exceeding 2,500,000 A-shares bought back pursuant to Buyback Contract A.
Resolution 13: Approval of updated Articles of Associations
As announced on 06 January 2026, the “threshold date” defined in the Articles of Association occurred on that date, with the effect that the position of the B-Director ceased to exist, the limitations on the Company’s actions set out in Article 137 ceased to have effect and the Company’s B-shares and C-shares have since been redeemed.   Accordingly, the Company is proposing to adopt new Articles of Association in substitution for the existing Articles of Association to remove all references to B-shares, C-shares, the B-Director, Article 137 and related definitions and to make certain consequential and other minor clarificatory changes.  A copy of the Company’s existing and proposed new Articles of Association marked to show all the changes will be available for inspection on the Company’s website.

4. Dial-in option for AGM
Shareholders have the option to dial in to the Company’s AGM via the Q4 Platform, rather than attending in person, and to vote on all Resolutions in advance of the AGM by completing their Form of Proxy. Shareholders should complete and sign the Form of Proxy sent to them with this Circular and return it to the Company’s registered office as soon as possible.
Shareholders are invited to submit any questions on the business of the meeting in advance of the AGM to ir@torm.com no later than 06:00 p.m. (BST) on 11 April 2026, and the Board will, where appropriate, endeavor to provide answers in writing at the meeting before publishing such document on the Company’s website.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 4 of 12

Shareholders can also follow the AGM’s proceedings by accessing an online audio and visual feed, via the following link:
Webcast Audience URL: https://events.q4inc.com/attendee/194589656
The link will be accessible at approximately 11.55 a.m. (BST) on 15 April 2026. However, please note that Shareholders will not be able to vote at the AGM via such link.
5. AGM expenses
The costs and expenses of convening the AGM and holding any adjourned meeting will be satisfied by the Company and will be incurred irrespective of whether or not the Resolutions are passed by the requisite majorities and the business of the AGM successfully concluded.

6. Dividend policy
In accordance with the Company’s Distribution Policy, the Board declares a quarterly dividend based on the Group’s cash position at the end of each quarter. The Board decided to declare an interim dividend of US$70.9m at the end of the fourth quarter of 2025. Consequently, the Board does not recommend payment of a final dividend for the Company’s financial year ended 31 December 2025.

7. Recommendation
The Directors consider Resolutions 1 to 12 (inclusive) to be in the best interests of the Company and its Shareholders as a whole.
Accordingly, the Directors unanimously recommend that Shareholders vote in favor of Resolutions 1 to 12 (inclusive) to be proposed at the AGM, as they intend so to do, or procure to be done, in respect of their own beneficial holdings of A-shares or A-shares they control, amounting to, in aggregate, 628,803 A-shares representing approximately 0.62 per cent. of the existing issued share capital of the Company (including the beneficial holdings of their close relatives and in respect of Resolutions 11 and 12 excluding any votes that may not be cast in respect of the maximum buyback shares).

8. Action to be taken by Shareholders and availability of documents
a) Annual General Meeting

A formal notice convening the AGM and setting out the proposed business of the meeting is incorporated at the end of this Circular.
A Form of Proxy for use in respect of the AGM is enclosed with this Circular, and Shareholders are requested to complete, sign and return the Form of Proxy to the Company’s registered office address at 120 Cannon Street, London EC4N 6AS as soon as possible and in any event so as to be received by no later than 48 hours before the time of the meeting. The completion and return of a Form of Proxy will not prevent Shareholders from attending the AGM in person, speaking and voting if they subsequently wish to do so.
To be valid, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy thereof) must be deposited at the Company’s registered office address above by no later than 06:00 p.m. (BST) on 13 April 2026.
Voting in respect of shares traded on Nasdaq in Copenhagen
For those Shareholders who hold their A-shares via Euronext Securities and which are trading on Nasdaq in Copenhagen, you may register and vote electronically at www.euronext.com/cph-agm by no later than 06:00 p.m. (BST) on 13 April 2026. Alternatively, you may return a Form of Proxy or registration form. The relevant dated and signed form must reach Euronext Securities by 06:00 p.m. (BST) on 13 April 2026 either via e-mail (CPH-investor@euronext.com) or by post to Euronext Securities, Nicolai Eigtveds Gade 8, 1402 Copenhagen K, Denmark.
Voting in respect of shares traded on Nasdaq in New York
Shareholders who hold A-shares traded on Nasdaq in New York should return the voting instructions as indicated on the voter instruction form.
Required Majorities and Quorum
The majority required for the passing of each of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast in person or by proxy (in the case of Resolutions 11 and 12, excluding any votes that may not be cast as noted above in section 2 under the heading ‘Shareholder Approval’).
The quorum requirement for the AGM is two or more Shareholders who are entitled to vote, being present in person or by proxy or a duly authorized representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may consider fit to allow), a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), the time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.
b) Inspection of documents
Copies of the following documents will be made available for inspection at the Company’s registered office during normal business hours on any Business Day from the date of this Circular until the conclusion of the AGM and at the place of the AGM for at least 15 minutes prior to, and during, the AGM:
(i)	the Articles of Association;
(ii)	this Circular and the Form of Proxy; and
(iii)	the Buyback Contracts.
c) Other available documents
The Annual Report and accounts for the Company’s financial year ended 31 December 2025 and a Proxy Statement will be made available to view and download from the Company’s website at: https://www.torm.com/investors/reports-and- presentations/financial-reports/default.aspx.
If you have any questions in respect of the matters set out in this Circular or with respect to voting on the Resolutions, please do not hesitate to contact Christopher Everard on +44 7920 494 853.

Yours faithfully
Simon Mackenzie Smith
Chair
TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 5 of 12

Expected Timetable of Principle Events

Event	Time and Date
Deadline for submission of any questions in relation to the business of the AGM	06:00 p.m. (BST) on 11 April 2026
Deadline for receipt of Forms of Proxy for the AGM	06:00 p.m. (BST) on 13 April 2026
AGM	12:00 noon on 15 April 2026
Expected Effective Time for the Resolutions*	12:00 noon on 15 April 2026
(or, if later, the effective time and date upon which Shareholders approve the Resolutions).
Notes
1. Each of the times and dates set out above and elsewhere in this Circular are indicative only and accordingly subject to change.
2. If any of the details contained in the timetable above should change, the revised time(s) and/or date(s) will be notified to Shareholders by means of an announcement through a Regulatory Information Service.
3. References to time in this Circular are to London time unless otherwise stated.
TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 6 of 12

Definitions

The following definitions apply throughout this Circular and the accompanying Form of Proxy unless the context requires otherwise:
AGM	The annual general meeting of the Company to be held on 15 April 2026 (or any adjournment thereof), notice of which is set out at the end of this Circular.
AGM 2024 Buyback Resolution	Resolution 12 on authority for market purchases of the Company’s own shares as passed at the annual general meeting of the Company held on 11 April 2024.
Articles of Association
The Articles of Association of the Company adopted by way of a special resolution passed on 15 March 2016 and amended by way of a special resolution passed on 14 April 2021, (or, as relevant, the new Articles of Association proposed to be adopted pursuant to Resolution 13).

A-shares	The A-shares of USD 0.01 each in the capital of the Company.
Bank	Means (i) DnB Carnegie, Inc. or (ii) DnB Carnegie Investment Bank, Fillal AF DnB Carnegie Investment Bank AB, Sverige, as the context requires.
Board or the Directors	The board of directors of the Company.
B-share	The B-share of USD0.01 in the capital of the Company has been redeemed.
BST	British Summer Time.
Business Day	Any day other than a Saturday, Sunday or UK Public Holiday on which banks are open for normal banking business in London.
Buyback Contract	Each of Buyback Contract A and Buyback Contract B, or any of them, as applicable, and Buyback Contracts shall mean all of them.
Buyback Contract A
The form of buyback contract to be entered into by the Company and the Bank as the relevant selling Shareholder (in respect of which Cede & Co is the registered Shareholder) and Buyback Contracts A shall mean any or all of them.

Buyback Contract B
The form of buyback contract to be entered into by the Company and OCM Njord as the relevant selling Shareholder (in respect of which CDRNL is the registered Shareholder) and Buyback Contracts B shall mean any or all of them.

CDRNL	Computershare DR Nominees Limited.
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman and Notice of AGM.
Companies Act or Act	The Companies Act 2006, as amended, supplemented or replaced from time to time.
Company or TORM	TORM plc.
C-share	The C-share of USD 0.01 in the capital of the Company has been redeemed.
Distribution Policy	The distribution policy of the Company.
DKK	Means the lawful currency of Denmark.
Effective Time
The time at which the Resolutions are expected to become effective, being 12:00 noon (BST) on 15 April 2026 (or, if later, the effective time and date upon which Shareholders approve the Resolutions) or such other time as the Directors may in their absolute discretion determine.

ESG	Environmental, Social and Governance.
Euronext Investor Services	Euronext Securities (www.euronext.com) which administers the A-shares listed on Nasdaq in Copenhagen.
Form of Proxy	The Form of Proxy appended to this Circular for the use by the Shareholders in respect of voting at the AGM.
Group	The Company and its consolidated subsidiaries, including TORM A/S and its consolidated subsidiaries.
Latest Practicable Date	28 February 2026, being the latest practicable date prior to the publication of this document.
Nasdaq in Copenhagen	The stock exchange known as Nasdaq in Copenhagen where the A-shares (or interests representing them) are listed and available for trade.
Nasdaq in New York	The stock exchange known as Nasdaq in New York where the A-shares (or interests representing them) are listed and available for trade.
Notice of AGM	The notice convening the AGM, which is set out at the end of this Circular.
Ordinary Resolutions	The ordinary resolutions to be proposed at the AGM which are set out in the Notice of AGM, being Resolutions 1 to 12 (inclusive).
Q4 Platform	The access platform run by Q4 Inc.
Registered Office	120 Cannon Street, London EC4N 6AS, United Kingdom, being the registered office of the Company.
Regulatory Information Service	Means a regulatory information service as defined in the FCA Handbook.
Remuneration Policy	The Remuneration Policy of the Company as set out on pages 135 to 140 of the Company’s Annual Report.
Resolutions	The resolutions to be proposed at the AGM details of which are set out in the Notice of AGM.
Share Buyback	The intended potential off-market purchases of certain of the Company’s A-shares that are held by both (i) Cede & Co and (ii) Computershare DR Nominees Limited as set out in the Notice of AGM.
Shareholders	Holders of the Shares.
Special Resolution	The special resolution to be proposed at the AGM as set out in the Notice of AGM, being Resolution 13.
USD or US$	Means the lawful currency of the United States of America.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 7 of 12

TORM plc

(Incorporated in England and Wales with registered number 09818726)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of TORM plc (“TORM” or the “Company”) will be held at the Company’s registered office at 120 Cannon Street, London EC4N 6AS, United Kingdom, on Wednesday, 15 April 2026 at 12:00 noon (BST).
To consider and, if thought appropriate, pass the following Resolutions which will be proposed as ordinary and special resolutions as set out below:
             Ordinary Resolutions
1.
THAT the Company’s Annual Report and accounts for its financial year ended 31 December 2025 (the “Annual Report”), together with the Directors’ report and the Auditor’s report thereon, be received and adopted.

2.	THAT the Company’s Remuneration Committee Report, as set out on pages 123 to 134 of the Company’s Annual Report, be approved.
3.	THAT the Company’s Remuneration Policy, as set out on pages 135 to 140 of the Company’s Annual Report, be approved.
4.
THAT Ernst & Young LLP be reappointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

5.	THAT the Directors be authorized to fix the remuneration of the auditors.
6.	THAT the Company’s Non-Executive Chairman, Simon Mackenzie Smith, be reappointed as a Director and Chairman of the Company.
7.	THAT the Company’s Non-Executive Director, Christopher H. Boehringer, be reappointed as a Director of the Company
8.	THAT the Company’s Non-Executive Director, Göran Trapp, be reappointed as a Director of the Company.
9.	THAT the Company’s Non-Executive Director, Annette Malm Justad, be reappointed as a Director of the Company.
10.	THAT the Company’s Executive Director, Jacob Meldgaard, be reappointed as a Director of the Company.
11.
THAT, in substitution for the AGM 2024 Buyback Resolution, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contract proposed to be entered into by the Company (in the form produced to the AGM marked as “Buyback Contract A” and made available at the Company’s registered office not less than 15 days prior to the Annual General Meeting) (each being a “Buyback Contract A”, together the “Buyback Contracts A”) for off-market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its A-shares of USD0.01 each be and are approved, and the Company be and is authorized to purchase A-shares pursuant to Buyback Contracts A, provided that:

(a)
such authority be limited to a maximum number of 10,000,000 A-shares purchased or committed to be purchased pursuant to Buyback Contracts A (less any A-shares purchased or committed to be purchased pursuant to Buyback Contracts B);

(b) the minimum price which may be paid for an A-share is USD0.01 (exclusive of stamp duty expenses);
(c)
in the case of A-shares purchased by the seller that are eligible for trading on Nasdaq in Copenhagen, a maximum price (exclusive of stamp duty and registrar or similar expenses) which cannot be more than the higher of the price of the last independent trade and the highest current independent bid for an A-share on Nasdaq in Copenhagen;

(d)
in the case of A-shares purchased by the seller that are eligible for trading on Nasdaq in New York, a maximum price (exclusive of stamp duty and registrar or similar expenses) which cannot be more than the higher of the price of the last independent trade and the highest current independent bid for an A-share on Nasdaq in New York;

(e)
such authority shall apply until the end of the Company’s next annual general meeting to be held in 2027 (or 11.59 p.m. (BST) on 15 April 2027, if earlier), unless previously renewed, revoked or varied by the Company in a general meeting; and

(f)
the Company may enter into Buyback Contracts A to purchase the A-shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase A-shares pursuant to any such Buyback Contract A as if the authority has not ended.

12.
THAT, in substitution for the AGM 2024 Buyback Resolution, for the purposes of Section 694 of the Companies Act 2006, the terms of the buyback contract proposed to be entered into by the Company (in the form produced to the AGM marked as “Buyback Contract B” and made available at the Company’s registered office not less than 15 days prior to the Annual General Meeting) (each being a “Buyback Contract B”, together the “Buyback Contracts B”) for off-market purchases (as defined in Section 693(2) of the Companies Act 2006) by the Company of its A-shares of USD0.01 each be and are approved, and the Company be and is authorized to purchase A-shares pursuant to Buyback Contracts B, provided that:

(a)
Such authority be limited to a maximum number of 7,500,000 A-shares purchased or committed to be purchased pursuant to Buyback Contracts B (less any A-shares exceeding 2,500,000 A-shares purchased or committed to be purchased pursuant to Buyback Contracts A);

(b) The minimum price which may be paid for an A-share is USD0.01 (exclusive of stamp duty expenses);
(c)
In the case of A-shares purchased by the Company which are not eligible for trading on Nasdaq in Copenhagen but shall be purchased with reference to the pricing formula for the A-shares bought back pursuant to Buyback Contract A which are eligible for trading on Nasdaq in Copenhagen, a maximum price (exclusive of stamp duty and registrar or similar expenses) which cannot be more than the higher of the price of the last independent trade and the highest current independent bid for an A-share on Nasdaq in Copenhagen;

(d)
In the case of A-shares purchased by the Company which are not eligible for trading on Nasdaq in New York but shall be purchased with reference to the pricing formula for the A-shares bought back pursuant to Buyback Contract A which are eligible for trading on Nasdaq in New York, a maximum price (exclusive of stamp duty and registrar or similar expenses) which cannot be more than the higher of the price of the last independent trade and the highest current independent bid for an A-share on Nasdaq in New York;

(e)
Such authority shall apply until the end of the Company’s next annual general meeting to be held in 2027 (or 11.59 p.m. (BST) on 15 April 2027, if earlier), unless previously renewed, revoked or varied by the Company in a general meeting; and

(f)
The Company may enter into Buyback Contracts B to purchase the A-shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase A-shares pursuant to any such Buyback Contract B as if the authority has not ended.

Special Resolutions
13.
THAT, with effect from the conclusion of the meeting the draft Articles of Association produced to the meeting be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the Company’s existing Articles of Association.

By order of the Board

Simon Mackenzie Smith
Chair

Dated: 5 March 2026
Registered Office: 120 Cannon Street, London EC4N 6AS, United Kingdom.
TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 8 of 12

Notes:
(a)	Only those Shareholders registered in the Company’s register of members at:
(i)	06:00 p.m. (BST) on 13 April 2026; or,
(ii)	if this meeting is adjourned, at 06:00 p.m. (BST) on the day two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com.
(c)	If you wish to attend the meeting in person, please attend the Company’s office at 120 Cannon Street, London EC4N 6AS, United Kingdom on 15 April 2026 at 12:00 noon (BST).
(d)
If you are a Shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting, and you should have received a proxy form with this notice of meeting. A proxy does not need to be a Shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the Proxy Form. To appoint more than one proxy, please contact the Company on tel. +44 7920 494 853 or email chev@torm.com.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company’s registered office by 06:00 p.m. (BST) on 13 April 2026.

(f)
The completion and return of a Form of Proxy will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also applies in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(k)	A Shareholder may change a proxy instruction, but to do so you will need to inform the Company in writing by either:
(i)
Sending a signed hardcopy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case where a Shareholder is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or

(ii)	Sending an email to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 06:00 p.m. (BST) on 13 April 2026.
(m)
If you attempt to revoke your proxy appointment, but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(n)
A corporation which is a Shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a Shareholder provided that no more than one corporate representative exercises powers over the same share.

(o)
As at 06:00 p.m. (GMT) on 28 February 2026, which is the Latest Practicable Date before publication of this notice, the Company’s issued share capital comprised 101,332,707 common A- shares of USD0.01 each.

(p)
Each A-share carries the right to one vote on all Resolutions proposed at this Annual General Meeting (in the case of Resolutions 11 and 12 excluding any votes that may not be cast by the affected registered Shareholder). In order to comply with the requirements of the Companies Act, each of Resolutions 11 and 12 will be taken on a poll.  Accordingly, the total number of voting rights in the Company in respect of the Resolutions proposed at this Annual General Meeting as at the Latest Practicable Date is 101,332,707 votes on all resolutions (in the case of Resolutions 11 and 12, excluding any votes that may not be cast by the affected registered Shareholder).

(q)	Any member attending the meeting has the right to ask questions. The Company must answer all questions related to the business being dealt with at the meeting unless:
(i)	Answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	The answer has already been given on a website in the form of an answer to a question; or
(iii)	It is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the Non-Executive Directors, and the Buyback Contracts is available for inspection at the Company’s registered office during normal business hours and at the place of the meeting from at least 15 minutes prior to the meeting until the end of the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the Resolutions proposed at this AGM of the Company, present in person or by proxy or a duly authorized representative of a corporation which is a member.

(t)
The Ordinary Resolutions must be passed by a simple majority of the total number of votes cast for and against such Resolution (in the case of Resolutions 11 and 12, excluding any votes that may not be cast by the affected registered Shareholder). The Special Resolution must be passed by at least 75 per cent. of the total number of votes cast for and against such resolution.

(u)
At the meeting, the vote may be taken by show of hands or by poll (in the case of Resolutions 11 and 12, excluding any votes that may not be cast by the affected registered Shareholder). On a poll, every member who is present in person or by proxy shall be entitled to one vote for every share held, except in the case of Resolutions 11 and 12, excluding any votes that may not be cast by the affected registered Shareholder.

(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)	Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company’s register of members at 06:00 p.m. (BST) on 13 April 2026.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 9 of 12

TORM plc

(the “Company”)
(Incorporated in England and Wales with registered number 09818726)

Form of Proxy

for use by Shareholders at the Annual General Meeting to be held on 15 April 2026
I/we, the undersigned Shareholder(s) of the Company hereby appoint:
1	The Chairman of the Meeting; or No. of shares:
2	……………………………………………………………………………………………………………………………………………… (Insert name and address of alternative proxy in capital letters)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at 120 Cannon Street, London, EC4N 6AS, United Kingdom on 15 April 2026 at 12:00 noon (BST) and at any adjournment thereof.
Please indicate with an “X” in the appropriate boxes below how the proxy should vote and then sign on the next page. If no specific direction as to voting is given, the proxy may vote or abstain at his/her discretion.
	For	Against	Withheld
Ordinary Resolutions
Resolution 1: (Adoption of the 2025 Annual Report and accounts)
Resolution 2: (Remuneration Report)
Resolution 3: (Remuneration Policy)
Resolution 4: (Appointment of Ernst & Young LLP)
Resolution 5: (Fix remuneration of the Auditors)
Resolution 6: (Reappointment of Simon Mackenzie Smith)
Resolution 7: (Reappointment of Christopher H. Boehringer)
Resolution 8: (Reappointment of Göran Trapp)
Resolution 9: (Reappointment of Annette Malm Justad)
Resolution 10: (Reappointment of Jacob Meldgaard)
Resolution 11: (Off-Market Purchase of Shares governed by Buyback Contract A)
Resolution 12: (Off-Market Purchase of Shares governed by Buyback Contract B)
Special Resolutions
Resolution 13: Adoption of updated Articles of Association.

I/we authorize my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of whether to adjourn such meeting) and at any adjournment of such meeting.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 10 of 12

Signature(s):    …………………....................................           Dated:    …………………....................................
Name(s): ……………………………………………………………………………….……………………………………………………………………………….(in capital letters)

Initials and surnames of joint holders if any……………………………………………………………………………….
    Address          …………………....................................            VP reference no.: ............................................
  …………………....................................
  …………………....................................

Notes:
(a)
As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter the number of shares in relation to which they are authorized to act as your proxy in the box next to the proxy’s name. If this box is left blank, they will be authorized in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chairman of the meeting, cross out the words “the Chairman of the Meeting” and write on the dotted line the full name and address of your proxy. The change should be initialed.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a Director and the secretary or by two Directors or under the hand of a duly authorized officer or attorney.

(e)	In the case of joint holders, the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate the number of shares in relation to which they are authorized to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made next to the proxy holder’s name. Multiple proxy appointments should be returned in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an “X”. To abstain from voting on a resolution, select the relevant “withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
You are requested to complete and send this Form of Proxy (or a notarially certified copy thereof) by regular mail to the Company’s registered office. To be valid, this form must be completed and deposited at the Company’s registered office together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 06:00 p.m. (BST) on 13 April 2026.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 11 of 11

To:  TORM authorize

Appointment of Corporate Representative
The company named below, being a member of your Company, hereby notifies you of the appointment of __________________________ as its Corporate Representative to attend on its behalf at the Annual General Meeting of your Company to be held on 15 April 2026 and at any adjournment thereof and to vote on the resolutions set forth in the notice of the said meeting.

Signature(s): ………………….................................... Dated: …………………....................................

Duly authorized for and on behalf of
………………………………………………………

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 04 05 MARCH 2026	Page 12 of 12